Exhibit 2.1

AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This Amendment to the Agreement and Plan of Merger dated as of August 10, 2012 (the “Agreement”) by and between Customers Bancorp, Inc., a Pennsylvania corporation (“Customers”), on the one hand, and CMS Bancorp, Inc., a Delaware corporation (“CMS”), on the other hand, is made and entered into as of April 22, 2013.

WHEREAS, in accordance with Section 9.02 of the Agreement, the parties desire to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual terms, covenants and conditions contained herein, the parties hereby agree as follows:

1. The definitions of CMS Valuation and Customers Valuation as included in Section 1.01 of the Agreement shall be revised to read as follows:

“CMS Valuation” means (i) 95% of CMS’ common stockholders’ equity (as determined according to GAAP, but excluding any merger-related charges or accruals) as of March 31, 2013, divided by (ii) the number of shares of CMS Common Stock outstanding at March 31, 2013.

“Customers Valuation” means (i) 125% of Customers’ common stockholders’ equity (as determined according to GAAP) as of March 31, 2013, divided by (ii) the number of shares of Customers Common Stock outstanding at March 31, 2013.

2. Section 8.01 of the Agreement shall be revised to read as follows:

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(c) Delay. At any time prior to the Effective Time, upon written notice given by CMS or Customers, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Parent Merger is not consummated by December 31, 2013 (“Termination Date”); provided that if (i) the Effective Time has not occurred by such date by reason of non-satisfaction of any condition set forth in Section 7.01(b), (ii) Customers shall have made all filings with Governmental Authorities required in connection with the Parent Merger and the Subsidiary Merger and no such applications shall have been withdrawn and/or requested to be withdrawn by any Governmental Authority, and (iii) all other conditions in Article VII have theretofore been satisfied or are capable of being satisfied on or prior to March 31, 2014, either CMS or Customers may extend the Termination Date until March 31, 2014 upon written notice to the other party prior to December 31, 2013; provided, however, that the right to terminate this Agreement or delay the Termination Date pursuant to this Section 8.01(c) shall not be available to a party if the failure of the Parent Merger then to be consummated arises out of or results from the action or inaction, in breach of the obligation in Section 6.01, of the party seeking to terminate the Agreement or delay the Termination Date. Further, CMS may be entitled to reimbursement of reasonable and document expenses pursuant to Section 8.02(b).

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(g) Capital Transactions. Upon written notice by CMS to Customers at any time after May 20, 2013 in the event that either (i) Customers shall not have made the contemplated investment in CMS of $1.5 million of CMS Preferred Stock, or (ii) Customers and CMS shall not have agreed upon the terms of a $2 million senior secured lending facility that shall be made available to CMS from Customers.

3. Section 8.02(b) of the Agreement shall be revised to read as follows:

(b) Payment of Fees and Expenses by Customers.

(i) On or before April 22, 2013, Customers shall pay to CMS Three Hundred Thousand Dollars ($300,000) as partial reimbursement for its documented expenses incurred as of March 31, 2013 relating to the transactions contemplated by this Agreement.

(ii) In the event that the Agreement is terminated pursuant to Section 8.01(c), 8.01(d)(i) or 8.01(d)(iii) of this Agreement, Customers shall pay to CMS a termination fee of One Million dollars ($1,000,000), which shall be paid within fifteen (15) business days of the date of termination.

(iii) The parties hereto agree that this Section 8.02(b) shall survive Termination of this Agreement.

4. Section 6.11(a) of the Agreement shall be revised to read as follows:

(a) CMS and Customers and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to timely effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each party hereto agrees that it will consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other parties promptly (in no event later than 24 hours) apprised of the status of material matters relating to completion of the transactions contemplated hereby. Each party shall permit the other party to review substantially complete drafts of its filings to be made with Governmental Authorities no later than two business days prior to filing. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall, to the extent practicable, consult with the others on all material written information submitted to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as practicable.

5. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Agreement.

6. The other terms and provisions of the Agreement shall not be affected by this Amendment, and the Agreement shall continue in full force and effect as amended hereby.

7. This Amendment may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

[signature page follows]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the parties hereto have caused this Amendment to Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CMS BANCORP, INC.

By:	/s/ John E. Ritacco
Name:	John E. Ritacco
Title:	President and Chief Executive Officer

CUSTOMERS BANCORP, INC.

By:	/s/ Jay S. Sidhu
Name:	Jay S. Sidhu
Title:	Chairman and Chief Executive Officer

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